UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	Benefit Street Partners BDC, Inc.

Address of Principal Business Office:	9 West 57th Street, 47th Floor
New York, NY 10019

Telephone Number:	(212) 644-1200

Name and Address of Agent	Thomas J. Gahan
For Service of Process:	Benefit Street Partners BDC, Inc.
9 West 57th Street, 47th Floor
New York, NY 10019

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing.  The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 20th day of March, 2012.

BENEFIT STREET PARTNERS BDC, INC.

By:	/s/ Thomas J. Gahan
	Name:	Thomas J. Gahan
	Title:	Chief Executive Officer

Attest:	/s/ David Manlowe
	Name:	David Manlowe
	Title:	Chief Operating Officer